Exhibit (a)(2)

April [•], 2011

Dear Financial Advisor:

On March 23, 2011, MacKenzie Patterson Fuller, LP (“MacKenzie”), offered to purchase up to 2,000,000 shares of Cornerstone Core Properties REIT, Inc. (“Cornerstone”) common stock at a purchase price of $1 per share. The tender offer, its withdrawal rights, and proration period will expire at 11:59 p.m., Pacific Time, on May 6, 2011.

On April 1, 2011, the Cornerstone Board of Directors filed a response in the form of a Schedule 14D-9 and letter to stockholders. The Board of Directors has carefully evaluated the terms of the MacKenzie offer and unanimously recommends that stockholders reject it and not tender their shares.

Enclosed is a copy of the letter sent to Cornerstone stockholders as well as a copy of the Schedule 14D-9. For ongoing news about Cornerstone, please visit www.crefunds.com.

Should you have any questions about this matter, please call your Internal Sales Director toll-free at 877-805-3333 or send an e-mail to sales@crefunds.com.

Sincerely,

/s/ Terry G. Roussel

Terry G. Roussel
President
Cornerstone Realty Advisors, LLC

Enclosure

Cornerstone Core Properties REIT, Inc. is affiliated with Cornerstone Realty Advisors, LLC and
Pacific Cornerstone Capital, Inc. – Distributor – Member FINRA/SIPC.

B/D and RIA Use Only – Not for Distribution to Clients